FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 29, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing consolidated financial results for the fiscal 2005 first quarter, ended June 30, 2004.

2.	Supplemental consolidated financial data for the first quarter of fiscal 2005.

3.	News release issued on July 29, 2004, by the registrant, announcing the integration of electronic circuit capacitor business through a business division.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: August 5, 2004

July 29, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note:	Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 108 yen.)

MATSUSHITA REPORTS FIRST QUARTER RESULTS

- Earnings up in all segments; first half forecast revised upward -

Osaka, Japan, July 29, 2004 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the first quarter, ended June 30, 2004, of the current fiscal year ending March 31, 2005 (fiscal 2005).

First-quarter Results1

Consolidated group sales for the first quarter increased 19% to 2,102.0 billion yen (U.S.$19.46 billion), from 1,763.6 billion yen in the same three-month period a year ago. To maximize corporate value and establish an optimum structure for the Matsushita Group, the company commenced a comprehensive collaboration relationship with Matsushita Electric Works, Ltd. (MEW), pursuant to the basic agreement between the two companies signed in December 2003. Matsushita subsequently purchased additional shares of MEW in April 2004. As a result, MEW and its group companies are included in Matsushita’s consolidated financial reporting, beginning in this first quarter of fiscal 2005. Other reasons cited by the company for improved results included strong sales in advance of the Athens Olympics and increased demand for digital equipment. Furthermore, the company’s “V-products,” particularly digital audiovisual (AV) products sold well in both domestic and overseas markets, while home appliances recorded firm sales gains. Of the consolidated group total, domestic sales increased 28% to 1,052.8 billion yen ($9.75 billion), compared with 825.1 billion yen a year ago. Overseas sales were up 12%, to 1,049.2 billion yen ($9.71 billion), from 938.5 billion yen in the first quarter of fiscal 2004. Excluding the effects of currency translation, overseas sales increased 17% from a year ago on a local currency basis2.

During the period under review, the economy in Japan continued its recovery, led by increased exports and capital investment, as well as improvements in consumer spending. The global economic situation in the first quarter was positive overall, including steady growth in the United States. The Chinese economy also expanded, despite initiatives to curb a trend of excessive investment.

In fiscal 2005, the first year of Matsushita’s three-year “Leap Ahead 21” plan, the company implemented initiatives relating to product competitiveness, enhanced profitability and strengthened overseas operations, all aimed at achieving global excellence and sustainable growth. Regarding product competitiveness, Matsushita is focusing management resources into growth areas, while developing a new line of competitive V-products that feature proprietary “black-box” technologies, incorporate universal design concepts and are environmentally friendly. To enhance profitability, the company is accelerating business restructuring initiatives that will improve productivity. Matsushita is also focusing efforts on the reduction of inventories and overall costs. To strengthen overseas operations, Matsushita will continue to promote simultaneous global product introductions to meet rising worldwide demand for digital products. Finally, through collaboration activities with MEW, the “new Matsushita Group” will provide customers all over the world with solutions for comfortable living, while providing products that are easy to use and inspiring.

Regarding earnings, negative factors such as a strong yen, increased raw materials costs and intensified price competition were more than offset by sales gains, particularly for V-products, cost reductions and other positive factors. As a result, operating profit3 for the first quarter more than doubled, to 43.5 billion yen ($402 million), from 20.0 billion yen in the same three-month period a year ago. During the first quarter, certain of the company’s subsidiaries transferred the substitutional portion of the Employees Pension Funds to the Government4, and recorded 27.5 billion yen ($255 million) in other income. This, and other factors, resulted in pre-tax income more than tripling, to 80.5 billion yen ($745 million), compared with a pre-tax income of 25.2 billion yen in the first quarter of last year. Net income jumped to 32.8 billion yen ($304 million), from 2.7 billion yen in the same quarter of the previous year.

1.	On April 1, 2004, Matsushita acquired a controlling interest in Matsushita Electric Works, Ltd. (MEW). As a result, MEW, PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the company. For more information, see Notes 6 and 7 of Notes to consolidated financial statements on pages 7 and 8.

2.	Sales on a local currency basis is not a measure conforming with U.S. GAAP. However, the company believes that this measure is useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 7.

4.	For information about the transfer of the substitutional portion of the Employees Pension Funds to the Government, see Note 5 of Notes to consolidated financial statements on page 7.

Consolidated Sales Breakdown by Product Category

In April 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of Matsushita. Accordingly, the company has reclassified its previous five business segments (AVC Networks, Home Appliances, Components and Devices, JVC, and Other) into six new segments, effective April 1, 2004. The six new segments are: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

The company’s first quarter consolidated sales by reclassified product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales edged down 1% to 835.3 billion yen ($7.73 billion), from 842.0 billion yen in last year’s first quarter. Within this category, sales of video and audio equipment increased 9%, due mainly to strong sales of the company’s new VIERA series of flat-panel TVs, as well as continued brisk sales of DVD recorders and other digital AV equipment, which were more than sufficient to offset sales declines in audio equipment.

In information and communications equipment, although increased sales were recorded for PCs and automotive electronics, sales declines in cellular phones, facsimile machines and other products led to an overall 7% decrease in sales.

Home Appliances

Sales of Home Appliances increased 9% to 317.3 billion yen ($2.94 billion), compared with 291.4 billion yen in the first quarter of the previous year. Within this category, products such as washing machines, air conditioners, compressors and ventilating fans all recorded sales gains.

Components and Devices

Sales of Components and Devices were also up 9% to 290.6 billion yen ($2.69 billion), compared with 266.7 billion yen in the same three-month period of the previous year. Although sales of electric motors and batteries decreased from last year’s first quarter, sales of semiconductors and general components increased solidly.

MEW and PanaHome

Sales of MEW and PanaHome totaled 336.2 billion yen ($3.11 billion).

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 172.2 billion yen ($1.60 billion), down 11% from 192.6 billion yen in the first quarter of the previous year. Although sales of AV equipment increased in the domestic market, overseas sales, particularly in the Americas, declined from the previous year’s first quarter. Sales decreases were also recorded in software.

Other

Sales for Other were down 12% to 150.4 billion yen ($1.39 billion), from 170.9 billion yen a year ago. Strong sales were achieved for FA equipment and industrial equipment, however, the reclassification of MEW products into a new segment and other factors contributed to the overall decline.

Consolidated Financial Condition

On a consolidated basis, total assets as of June 30, 2004 were 8,606.5 billion yen, an increase of 1,168.5 billion yen from March 31, 2004. The main reason for this increase was the addition of MEW, PanaHome and their respective subsidiaries in the company’s consolidated financial reporting.

Outlook for Fiscal 2005 First Half

Matsushita announced today a revision of its forecast for the fiscal 2005 first half, ending September 30, 2004. For the second quarter, there is still uncertainty about the effects of interest rate hikes in the United States and government policies in China to curb capital expenditures, as well as continued price declines and rising materials costs. However, sales increases of V-products, particularly digital AV equipment, sales gains in home appliances, and the aforementioned transfer of the substitutional portion of the Employees Pension Funds to the Government, all contributed to better-than-expected results in the first quarter.

Taking into consideration the management environment in the second quarter and first quarter results, Matsushita expects first half sales for the current fiscal year to increase 17% from the first half of the previous year, to approximately 4,260 billion yen, compared to the previous forecast of 4,170 billion yen. Consolidated income before income taxes is now expected to more than double from last year’s first quarter total to about 125 billion yen. This compares to the original forecast for pre-tax income of 98 billion yen. Net income for the first half is now estimated to be about 45 billion yen, up 94% from the same six-month period last year. The previous forecast for net profit was 28 billion yen.

Due to the uncertainties in the management environment mentioned above, the forecast for the full fiscal year 2005, ending March 31, 2005, remains unchanged from the forecast announced on April 28, 2004.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/ and the IR web site at the following URL:http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables Attached)

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 4 for U.S. GAAP reconciliation.

3.	Comprehensive income was reported as a gain of 167,134 million yen ($1,548 million) for the first quarter ended June 30, 2004, and a gain of 33,183 million yen for the first quarter ended June 30, 2003. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

4.	“Restructuring charges” in “Other income (deductions)” of the consolidated statements of income for the first quarter ended June 30, 2004 includes expenses associated with the implementation of early retirement programs at certain domestic companies. Under accounting principles generally accepted in the United States, these charges are included as part of operating profit in the statement of income.

5.	Certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first quarter ended June 30, 2004. The gain of 27,510 million yen ($255 million) from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.

6.	On April 1, 2004, the company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the company had a 31.8% equity ownership until then, to obtain its controlling interest. This acquisition also resulted in another acquisition of controlling interest of PanaHome because both the company and MEW have 27% equity ownership. The acquired assets and assumed liabilities on April 1, 2004 are as shown below. As a result, the total assets at the beginning of the period increased 1,043,282 million yen, the balance that deducts 343,844 million yen, the company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares, from 1,387,126 million yen, the total assets acquired.

Yen (millions)

Current assets	¥658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	¥343,844

7.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company on April 1, 2004. Accordingly, a new segment, MEW and PanaHome, has been added to the company’s business segment classifications from this fiscal year (fiscal 2005).

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

    Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

    Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

    Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

    Home Appliances Group, Healthcare Business Company, Lighting Company,

    Matsushita Ecology Systems Co., Ltd.

Components and Devices:

    Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

    Matsushita Electronic Components Co., Ltd., Motor Company

MEW and PanaHome:

    Matsushita Electric Works, Ltd., PanaHome Corporation

JVC:

    Victor Company of Japan, Ltd.

Other:

    Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

8.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9.	Number of consolidated companies: 589

10.	Number of companies reflected by the equity method: 81

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 108 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 30, 2004.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥2,102,027	¥1,763,600	119%	$19,463
Cost of sales	(1,466,327)	(1,241,312)		(13,577)
Selling, general and administrative expenses	(592,239)	(502,286)		(5,484)

Operating profit	43,461	20,002	217%	402

Other income (deductions):
Interest income	4,713	4,684		43
Dividend income	3,579	3,060		33
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	27,510	—		255
Interest expense	(7,481)	(6,884)		(69)
Restructuring charges **	(3,919)	—		(36)
Other income (loss), net	12,599	4,340		117

Income before income taxes	80,462	25,202	319%	745

Provision for income taxes	(34,611)	(16,299)		(321)
Minority interests	(10,630)	(1,736)		(98)
Equity in earnings (losses) of associated companies	(2,403)	(4,469)		(22)

Net income	¥32,818	¥2,698	1,216%	$304

Net income, basic
per common share	14.16 yen	1.15 yen		$0.13
per ADS	14.16 yen	1.15 yen		$0.13
Net income, diluted
per common share	14.16 yen	1.15 yen		$0.13
per ADS	14.16 yen	1.15 yen		$0.13
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 7-8. Supplementary Information (Three months ended June 30)
	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Depreciation (tangible assets):	¥63,847	¥58,357		$591
Capital investment:	¥69,429	¥52,404		$643
R&D expenditures:	¥154,739	¥137,223		$1,433

Number of employees (June 30)	344,733	293,383

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2004

With comparative figures for March 31, 2004

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2004	March 31, 2004	June 30, 2004
Assets
Current assets:
Cash and cash equivalents	¥1,350,104	¥1,275,014	$12,501
Time deposits	207,214	170,047	1,919
Marketable securities	11,580	2,684	107
Trade receivables (notes and accounts) and other current assets	1,759,758	1,549,692	16,294
Inventories	1,062,590	777,540	9,839

Total current assets	4,391,246	3,774,977	40,660

Noncurrent receivables	266,571	280,398	2,468
Investments and advances	1,166,473	1,237,427	10,801
Property, plant and equipment, net of accumulated depreciation	1,663,659	1,209,502	15,404
Other assets	1,118,583	935,708	10,357

Total assets	¥8,606,532	¥7,438,012	$79,690

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥325,184	¥290,208	$3,011
Trade payables (notes and accounts) and other current liabilities	2,762,171	2,279,578	25,576

Total current liabilities	3,087,355	2,569,786	28,587

Long-term debt	638,891	460,639	5,916
Other long-term liabilities	819,444	827,896	7,587
Minority interests	460,928	128,115	4,268
Common stock	258,740	258,740	2,396
Capital surplus	1,230,149	1,230,476	11,390
Legal reserve	88,024	83,175	815
Retained earnings	2,452,506	2,442,504	22,708
Accumulated other comprehensive income (loss) *	(265,186)	(399,502)	(2,455)
Treasury stock	(164,319)	(163,817)	(1,522)

Total liabilities and stockholders’ equity	¥8,606,532	¥7,438,012	$79,690

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2004	March 31, 2004	June 30, 2004
Cumulative translation adjustments	¥(255,176)	¥(282,287)	$(2,363)
Unrealized holding gains of available-for-sale securities	101,284	88,104	938
Unrealized gains of derivative instruments	4,383	6,676	41
Minimum pension liability adjustments	(115,677)	(211,995)	(1,071)

**	See Notes to consolidated financial statements on pages 7-8.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)

	2004	2003		2004
AVC Networks
Video and audio equipment	¥345.5	¥316.1	109%	$3,199

Information and communications equipment	489.8	525.9	93%	4,535

Subtotal	835.3	842.0	99%	7,734

Home Appliances	317.3	291.4	109%	2,938

Components and Devices	290.6	266.7	109%	2,691

MEW and PanaHome	336.2	—	—	3,113

JVC	172.2	192.6	89%	1,594

Other	150.4	170.9	88%	1,393

Total	¥2,102.0	¥1,763.6	119%	$19,463

Domestic sales	1,052.8	825.1	128%	9,748

Overseas sales	1,049.2	938.5	112%	9,715

[Domestic/Overseas Sales Breakdown] (in yen only)
	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2004/2003	Yen (billions)	Percentage 2004/2003
	2004		2004
AVC Networks
Video and audio equipment	¥107.2	112%	¥238.3	108%

Information and communications equipment	222.0	90%	267.8	96%

Subtotal	329.2	96%	506.1	101%

Home Appliances	180.0	99%	137.3	126%

Components and Devices	113.7	101%	176.9	115%

MEW and PanaHome	286.4	—	49.8	—

JVC	50.6	80%	121.6	94%

Other	92.9	74%	57.5	124%

Total	¥1,052.8	128%	¥1,049.2	112%

*	See Notes to consolidated financial statements on pages 7-8.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended June 30)

By Business Segment:

				U.S. Dollars (millions)
	Yen (billions)		Percentage 2004/2003
	2004	2003		2004
[Sales]

AVC Networks	¥903.9	¥873.3	104%	$8,370
Home Appliances	344.1	294.2	117%	3,186
Components and Devices	403.2	405.2	100%	3,733
MEW and PanaHome	350.5	—	—	3,245
JVC	175.9	195.3	90%	1,629
Other	252.1	225.9	112%	2,334

Subtotal	2,429.7	1,993.9	122%	22,497
Eliminations	(327.7)	(230.3)	—	(3,034)

Consolidated total	¥2,102.0	¥1,763.6	119%	$19,463

[Segment Profit]**

AVC Networks	¥17.2	¥16.1	107%	$159
Home Appliances	17.1	6.8	253%	158
Components and Devices	15.7	4.3	368%	146
MEW and PanaHome	5.7	—	—	53
JVC	2.7	2.0	132%	25
Other	8.0	2.4	331%	74

Subtotal	66.4	31.6	210%	615
Corporate and eliminations	(22.9)	(11.6)	—	(213)

Consolidated total	¥43.5	¥20.0	217%	$402

* **	See Notes to consolidated financial statements on pages 7-8.

Details of Product Categories

AVC Networks

Color TVs, PDP and LCD TVs, VCRs, camcorders, digital cameras, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washer/dryers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, CRTs, LCD panels, general components (capacitors, resistors, coils, speakers, power supplies, electro-mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, healthy-life products, exterior and interior furnishing materials, bathroom units, molding compounds, laminates, relays, connectors, housings, etc.

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, optical pickups, motors, high-density multi-layered printed circuit boards, AV software for DVD, CD and video tapes, recordable media, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, etc.

# # #

July 29, 2004

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2005

First Quarter, ended June 30, 2004

1. Sales breakdown for Fiscal 2005 First Quarter, ended June 30, 2004 yen (billions)

	Total			Domestic		Overseas
By Product Category		05/04	Local currency basis 05/04		05/04		05/04	Local currency basis 05/04
Video and Audio Equipment	345.5	109%	113%	107.2	112%	238.3	108%	113%
Information and Communications Equipment	489.8	93%	96%	222.0	90%	267.8	96%	101%

AVC Networks	835.3	99%	102%	329.2	96%	506.1	101%	106%
Home Appliances	317.3	109%	111%	180.0	99%	137.3	126%	132%
Components and Devices	290.6	109%	112%	113.7	101%	176.9	115%	120%
MEW and PanaHome	336.2	—	—	286.4	—	49.8	—	—
JVC	172.2	89%	92%	50.6	80%	121.6	94%	99%
Other	150.4	88%	89%	92.9	74%	57.5	124%	128%

Total	2,102.0	119%	122%	1,052.8	128%	1,049.2	112%	117%

	yen (billions)
Overseas Sales by Region	Fiscal 2005 First Quarter
		05/04	Local currency basis 05/04
North and South America	306.7	94%	102%
Europe	286.2	115%	117%
Asia	270.8	122%	127%
China	185.5	130%	137%

Total	1,049.2	112%	117%

2.	Capital Investment, Depreciation and R&D Expenditures

Capital Investment

<Consolidated>

	yen (billions)
	Fiscal 2005 First Quarter
		05-04
AVC Networks	14.5	-0.1
Home Appliances	7.8	+4.6
* Components and Devices	27.7	+0.1
MEW and PanaHome	7.7	+7.7
JVC	5.7	+3.7
Other	6.0	+1.0

Total	69.4	+17.0

* semiconductors only	15.0	+6.5
Depreciation (Tangible assets) <Consolidated>
	yen (billions)
	Fiscal 2005 First Quarter
		05-04
	63.8	+5.5

excluding MEW and PanaHome		94%
R&D Expenditures <Consolidated>
	yen (billions)
	Fiscal 2005 First Quarter
		05-04
	154.7	+17.5

excluding MEW and PanaHome		103%
3. Foreign Currency Exchange Rates <Export Rates>
	Fiscal 2004		Fiscal 2005
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥118	¥118	¥108	¥108
Euro	¥128	¥130	¥132	¥132
<Rates Used for Consolidation>
	Fiscal 2004		Fiscal 2005
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥119	¥118	¥110	¥109
Euro	¥135	¥133	¥132	¥132
4. Number of Employees <Consolidated>
			(persons)
	end/June 2003	end/March 2004	end/June 2004
Domestic	122,934	119,528	156,444
Overseas	170,449	170,965	188,289

Total	293,383	290,493	344,733

5. Other Information

Issued Shares as of June 30, 2004	(a)	2,453,053,497
Treasury Stock as of June 30, 2004	(b)	135,460,655

Outstanding Shares (excluding treasury stock) as of June 30, 2004	(a-b)	2,317,592,842

	Fiscal 2004 Annual	Fiscal 2005 First Quarter
Net income per common share, basic	¥18.15	¥14.16
Net income per common share, diluted	¥18.00	¥14.16
Stockholders’ equity per common share at the end of each period	¥1,488.77	¥1,553.30

6. Forecast for Fiscal 2005 First Half

<Consolidated>	yen (billions)

	Fiscal 2005 First Half Forecast (a) (as of April 28, 2004)		Fiscal 2005 First Half Forecast (b) (as of July 29, 2004)
		05/04		05/04	(b)-(a)
Sales	4,170.0	115%	4,260.0	117%	+90.0
Income before income taxes	98.0	171%	125.0	218%	+27.0
(% of Sales)	(2.4%)		(2.9%)
Net income	28.0	121%	45.0	194%	+17.0
(% of Sales)	(0.7%)		(1.1%)

Note:

Sales data on a local currency basis are not measures conforming with U.S. GAAP. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

July 29, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Announces Integration of Electronic Circuit Capacitor Business through Business Division

Osaka, Japan, July 29, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]) announced that the company has decided at its board of directors meeting held today to transfer, on October 1, 2004, its film capacitor and other film-related products business of the Electronic Circuit Capacitor Division of MEI, to Matsushita Electronic Components Co., Ltd. (MACO), which is a subsidiary of MEI.

The basic terms of the business divisions/combinations decided today are outlined as follows:

1. Purpose of business division

By dividing the Electronic Circuit Capacitor Division from MEI, and transferring such business to MACO, MEI aims to improve cooperation between related divisions, thereby enhancing core competencies. The transfer is part of efforts to generate synergy effects and achieve growth and increased profitability in the relevant businesses.

2. Outline of business division

A.	Schedule

July 29, 2004	Board resolution to approve business division agreement

August 24, 2004 (planned)	Signing of business division agreement

October 1, 2004 (planned)	Date of business division, transfer and commercial registration

B.	Method of business division

1)	Method

MEI will divide a certain part of its business and MACO will succeed the divided business.

2)	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant businesses and to maintain MACO as a wholly-owned subsidiary of MEI.

C.	Allotment of shares

Upon the business division and transfer by MEI, MACO will issue 1 new share of common stock, and allot such share to MEI.

D.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

E.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the business to be divided and transferred, which are considered to be mandatory for MACO to operate the business to be succeeded.

F.	Prospects of paying debt obligations

MEI believes that both MEI and MACO can pay the debt obligations to be incurred as a result of the business division and transfer.

G.	New directors and corporate auditors of succeeding company

None

*	MEI is currently holding discussions with employees regarding this division, and believes a mutual understanding will be reached.

3. Basic information for MEI and MACO (non-consolidated basis)

(as of March 31, 2004)

Trade Name	MEI (company to divide a unit)	MACO (succeeding company)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of electronic and electric equipment, electronic components and parts and materials

Date of Incorporation	December 15, 1935	January 19, 1976

Principal Office	Kadoma-shi, Osaka, Japan	Kadoma-shi, Osaka, Japan

Representative	Kunio Nakamura, President	Koshi Kitadai, President

Capital Stock (million yen)	258,740	23,012

Shares Issued	2,453,053,497	304,500,000

Shareholders’ Equity (million yen)	2,839,355	94,064

Total Assets (million yen)	5,217,934	210,617

Financial Closing Date	March 31	March 31

No. of Employees	51,340	5,603

Major Customers

Consumer products— widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and components— sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.

		MEI

Major Shareholders and Shareholdings

The Master Trust Bank of Japan, Ltd.
(Trust account)                        6.81%

Japan Trustee Services Bank, Ltd.
(Trust account)                        6.76%

Moxley & Co.                           4.22%

Nippon Life Insurance Co        2.76%

Matsushita Investment & Development Co., Ltd.             2.32%

		MEI 100%

Major Banks	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.

Note: Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years (non-consolidated basis)

(in millions of yen, except per share amounts)

	MEI (company to divide a unit)			MACO (succeeding company)
Fiscal Year ended	March 2002	March 2003	March 2004	March 2002	March 2003	March 2004
Net Sales	3,900,790	4,237,869	4,081,485	230,396	231,489	264,337

Operating Profit (Loss)	(92,952)	52,884	46,993	(23,721)	(4,026)	3,299

Recurring Profit (Loss)	(42,480)	80,196	105,201	(26,928)	1,789	5,783

Net Income (Loss)	(132,410)	28,828	59,499	(28,514)	2,661	12,482

Net Income (Loss) per Share (in yen)	(63.79)	12.80	25.52	(93.64)	8.74	40.99

Annual Dividends per Share (in yen)	10.00	12.50	14.00	0	0	6.97

Shareholders’ Equity per Share (in yen)	1,225.39	1,173.14	1,224.59	261.46	269.64	308.91

4. Description of the business to be divided

A.	Business to be divided

  Film capacitor and other film-related products business

B.	Operating results of the business to be divided for the year ended March 31, 2004

Net Sales	Approximately 30 billion yen

C.	Assets and liabilities of the business to be divided (forecast for October 1, 2004)

              (in billions of yen)

Item	Book value
Assets	18
Liabilities	3

5. Effects of business division on MEI’s financial results

Information about Matsushita upon business division

1) Trade name:	Matsushita Electric Industrial Co., Ltd.

2) Principal lines of business:	Manufacture and sale of electronic and electric equipment

3) Principal office:	Kadoma-shi, Osaka, Japan

4) Representative:	Kunio Nakamura, President

5) Capital stock:	No change as a result of this business division

6) Total assets:	No material effect on total assets as a result of this business division

7) Annual financial closing date:	March 31

8) Effect on financial results:	MEI currently expects that the business division will have no significant effect on the forecast for the company’s financial results on both a consolidated and parent alone basis.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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